OMV Investor News

082-03209

July 18, 2008
7.00am (BST) – 8.00am (CET)

Q2/08 Trading Statement

This trading statement from OMV provides basic information for the quarter ended June 30, 2008, including figures on the economic environment as well as OMV's performance during the period. The data on the economic environment shows the development of the relevant crude prices and exchange rates. For the E&P segment, we provide the expected development of production volumes and give some information on the key drivers of this development. An overview on refining margins and drivers for the R&M and G&P businesses is also included.

The OMV Group Q2/08 results will be published on August 6, 2008. The information contained herein is subject to change and may differ from the final numbers that will be reported.

Economic environment

	Q2/07	Q3/07	Q4/07	Q1/08	Q2/08
Average Brent price in USD/bbl	68.75	74.75	88.45	96.71	**121.18**
Average Urals price in USD/bbl	65.30	72.22	85.90	93.00	**117.24**
Average EUR/USD FX rate	1.348	1.374	1.449	1.498	**1.562**
Average EUR/RON FX rate	3.274	3.236	3.454	3.689	**3.652**
Average USD/RON FX rate	2.432	2.353	2.381	2.465	**2.338**

Source: Reuters

Exploration and Production

	Q2/07	Q3/07	Q4/07	Q1/08	Q2/08
Total hydrocarbon production in boe/d	322,000	317,000	323,000	322,000	**311,000**
thereof Petrom group	196,000	195,000	195,000	198,000	**194,000**

Overall Group oil and gas production in Q2/08 was 311,000 boe/d. Romanian gas production was adversely influenced by high pressure in the local pipelines that hampered access to the system. In Austria, the sour gas plant Aderklaa was shut down for revamping in Q2/08 and therefore gas production had to be reduced. Furthermore, the FPSO for Schiehallion had a planned shutdown that led to lower oil production in the UK. However, total sales quantity was slightly above the level of Q1/08. The price differential between Brent and OMV's realized crude price is expected to be larger than in Q1/08 due to the higher Urals discount to Brent. The average Romanian regulated gas price for producers was RON 495.0/1,000 cbm (USD 211.7), compared to RON 486.7/1,000 cbm (USD 197.5) in Q1/08. The weakening of the USD against the EUR continued and thus negatively impacted oil revenues, while the high oil price level offered strong support. Exploration expenses were above the level of Q1/08.

dlw 7/31

Refining and Marketing

	Q2/07	Q3/07	Q4/07	Q1/08	Q2/08
NWE refining margin in USD/bbl [1]	6.64	3.53	5.25	4.13	**9.44**
Med Urals refining margin in USD/bbl [1]	7.22	3.75	4.60	3.70	**6.26**
OMV indicator refining margin in USD/bbl [2]	7.06	3.91	4.34	4.24	**6.76**
Total refining sales in mn t	5.23	5.58	5.39	5.36	**5.75**

[1] Source: Reuters [2] Actual refining margins realized by OMV may vary from the OMV indicator refining margin as well as from the market margins due to factors including a different crude slate, product yield and operating conditions.

High middle distillate spreads led to increased refining margins in the Western refineries, while refining margins at Petrom were affected by weaker gasoline and heavy product margins. The higher crude price increased the cost of own energy consumption, but also led to inventory gains. Despite a planned 4-week shutdown of the Neustadt refinery (Bayernoil), refining sales exceeded the level of Q1/08. The combination of increasing naphtha prices and quarterly in advance fixed sales prices squeezed petrochemical margins, where increasing energy cost added additional pressure. Higher petrochemical volumes reflected the enlarged capacity In Burghausen. The marketing business developed favourably, supported by seasonally higher demand.

Gas and Power

	Q2/07	Q3/07	Q4/07	Q1/08	Q2/08
Combined gas sales volumes in bcm	2.59	2.24	4.27	4.07	**2.56**
thereof Petrom group	1.24	1.08	1.42	1.50	**1.15**

In marketing and trading, total sales volumes were seasonally lower compared to Q1/08. EconGas managed to increase volumes compared to Q2/07 by 8% due to lower temperatures, whereas volumes in Romania declined as high demand from the power sector supported sales last year. Overall volumes were nearly stable. However, the market environment was challenging. Petrom's business especially was affected by rising import prices in a regulated price environment. In logistics, the transport business' volumes remained at Q1/08 level whereas the storage volumes showed the expected seasonal decline. Compared to Q2/07, volumes improved due to the WAG extension.

At-equity consolidated companies

Petrol Ofisi benefited from seasonal high demand and the appreciation of the Turkish Lira against the USD. Borealis experienced a weaker market environment compared to Q1/08 due to oil price driven naphtha price increases.

Identified special items

Litigation in Romania on the matter of employee bonus payments resulted in a provision in Q4/07. Adverse developments in these cases since then require further provisions to be built. These are in excess of those built in Q4 last year.

Tax rate

The effective tax rate is expected to be below the level of Q1/08.

This trading statement contains forward looking statements, particularly those regarding hydrocarbon production; refining, retail marketing and petrochemical margins; refining and marketing sales; gas storage and gas sales volumes; identified special items and the effective tax rate. These forward looking statements are subject to risks, uncertainties and assumptions. These forward looking statements are only predictions based on OMV's current expectations and anticipated trends in its business. The actual results may differ materially from those expressed or implied by the forward looking statements and may include important unidentified or currently undisclosed items. Neither OMV nor any other person assumes responsibility for the accuracy and completeness of any of these forward looking statements. OMV will not update this trading statement to actual results or revised expectations. The information in this statement has not been audited.

For further information, please contact:
Ana-Barbara Kunčič, Investor Relations
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

END